Filed by Brandywine Realty Trust Pursuant to Rule 424(b)(3)
Registration Statement No. 333-129279

Key Shareholders Letter

Dear Valued Shareholder:

On October 3, 2005 Brandywine announced its transaction with Prentiss Properties. Since then, I have spoken with many of you to review the strategic and financial objectives of this transaction that we have presented in our joint proxy statement. As always, we have listened closely to your concerns and provided, via website postings and other public filings, answers to your questions. Our shareholder vote is scheduled for
December 21, 2005.

We remain convinced that the transaction between Prentiss, Prudential and Brandywine creates an excellent, diversified growth vehicle for our company. While our website postings and public filings provide extensive information on the transaction, we did want to circulate an additional letter that further amplifies the key rationale for the transaction:

•	Philadelphia Strategy – We are very proud of the platform we have created in the Philadelphia region and our track record. Post transaction we will remain in a leadership position within our marketplace and expect to continue to produce excellent results.

So what does that mean? The Prentiss transaction does not compromise our Philadelphia strategy. Rather it is additive and will accelerate our ability to further penetrate and achieve efficiencies within this marketplace. The combined company’s additional financial capacity, the increased depth of the management team, as well as the diversification of our rent roll, will afford us excellent opportunities to further enhance our Philadelphia based real estate strategy.

Targeted Market Focus – There still seems to be a misperception of exactly what portions of Prentiss will remain in the combined company. As indicated in our proxy, two catalysts for the transaction were Prentiss’ sales efforts in Chicago and Detroit, recognition of a different investment strategy in Dallas and the involvement by Prudential to buy several markets directly from Prentiss. This chain of events enabled Brandywine to focus solely on those markets we viewed as having higher and complimentary growth to our core Philadelphia markets.

•	Targeted Market Focus – There still seems to be a misperception of exactly what portions of Prentiss will remain in the combined company. As indicated in our proxy, two catalysts for the transaction were Prentiss’ sales efforts in Chicago and Detroit, recognition of a different investment strategy in Dallas and the involvement by Prudential to buy several markets directly from Prentiss. This chain of events enabled Brandywine to focus solely on those markets we viewed as having higher and complimentary growth to our core Philadelphia markets.

In particular, this transaction will enable us to acquire over $1.2 billion of assets in the greater Washington area along with a seasoned management team. As a corollary, Brandywine will also integrate strong market positions currently owned by Prentiss in Austin, TX and Oakland, CA. Prentiss’ market share in those key submarkets is analogous to Brandywine’s position in Philadelphia several years ago.

These are markets where we are well positioned to successfully implement our submarket growth strategy to improve our competitive positions. Our transitional ownership in Dallas provides the ability to internally generate capital to grow in the other targeted markets. Successful execution of our sales program in Dallas will enable us to provide staged funding to a $250 development million pipeline and provide an intermediate source of capital to redeploy into our core markets. We believe this is a very cost effective way for Brandywine to pursue our targeted submarket strategy in several of the new markets.

•	Additive and Complimentary – As you know, we firmly believe that asset quality, submarket position and management are key ingredients to success. We are convinced that the Prentiss assets being acquired by Brandywine possess all of those success factors. Asset quality is high; targeted submarket positioning is strong and provides an excellent platform to continue our submarket penetration strategy in furtherance of shareholder value. Unquestionably, the regional teams being integrated from Prentiss will provide additional management depth at the development and operating levels. We are convinced these components will provide a tremendous competitive advantage to Brandywine in the years to come.

Our history has always been delivering on our promises. During the course of that history, many of you have shared the risk by believing in our ability to execute. As I look back on the company’s history, our business plan to grow from a small organization to the largest landlord in Philadelphia originally met with some skepticism. The skepticism continued as we grew and migrated our platform to be a full service development organization, embarked on innovative tenant service programs, and executed an investment grade balance sheet strategy.

Another example of sound execution is Cira Centre. As you may recall, that announcement was originally met with skepticism. As this letter is being circulated, the success of Cira Centre is well known.

As you evaluate the benefits of the Prentiss transaction, I would request that you consider the growth benefits this transaction provides and Brandywine’s track record of delivering on our promises. Clearly, every step in our company’s evolution has required belief in our ability to execute. In looking at the Prentiss transaction, I can assure you that we are confident of our ability to successfully execute at the financial, integration and operating levels.

Thank you for reading this letter. Please find attached several pages that have been extracted from our website postings. I look forward to discussing this transaction with you. In the interim, if you have any questions would like additional information, please do not hesitate to contact me.

Best personal regards,

Gerard H. Sweeney
President & Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This supplement is dated November 23, 2005 and is first being mailed to shareholders on or about
November 23, 2005.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Brandywine and Prentiss filed definitive materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains the joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF BRANDYWINE AND PRENTISS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BRANDYWINE, PRENTISS AND THE MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Brandywine and Prentiss with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained, free of cost, by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the definitive joint proxy statement/prospectus and other relevant material before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

November 2005

NAREIT Presentation

Why this transaction?

Brandywine’s new markets possess higher rental rate and job
growth characteristics than its current markets

Brandywine will have significant positions and strong operating teams in high-priority sub-markets

Dulles Toll Road - suburban Washington D.C.

Oakland - CBD

Austin – Southwest quadrant

Philadelphia platform and experienced management team
represents further opportunity

Tactical in–fill acquisitions

Monetization of development pipeline

What this transaction is not

This is not an attempt to create a national office platform

This is not the first of several consolidation transactions

Markets have the depth to provide significant opportunities

No additional strategic corporate acquisitions required

In-fill acquisitions and development drive future growth

This transaction is not a leveraging of the Company

All three rating agencies have affirmed

Moody’s- affirmed, stable

S&P- affirmed, stable

Fitch- affirmed, positive

Pro forma financing comprised of long-term fixed rate debt

1 Pro forma for proposed initial Dallas disposition

3

National Office REITs

    Capitalization

($Billions)

  Square feet

(millions)

 # of

 markets

% sq ft in top 5

markets

% sq ft in top 3

markets

Equity Office

$27.3

117.9

26

44.2%

29.1%

Trizec Properties

$6.0

37.3

10

73.4%

47.0%

CarrAmerica

$4.1

21.0

13

68.0%

56.0%

Brandywine (owned)

$5.9

29.9

6

99.3%

87.8%

Brandywine

¹

(total)

$5.9

47.2

6

95.3%

79.7%

Combined Company Growth Driven by
Opportunities in Place at Closing

The Growth Drivers:

Significantly higher same-store growth

$180 million incremental developmental pipeline

Staging in during 2007

Cira Centre execution

Radnor Financial Center lease up

Execution of market penetration strategy in key sub-markets with high transaction velocity (both developments and acquisitions)

Internal capital availability

The Same-Store Comparison

3.85%-4.00%

PP Core**

1.15%-1.30%

BDN Core*

2005-2008 CAGR

Portfolio

Existing property NOI growth

 * BDN existing assets without Cira Centre and Radnor Financial Center

** PP owned (D.C., Oakland, Austin, and Dallas) and Joint Venture assets being acquired by BDN

Total Portfolio NOI Growth Accelerates

6.50%-6.65%

Combined BDN-PP Portfolio***

3.70%-3.85%

BDN Entire Portfolio**

2006-2008

CAGR*

Portfolio

Includes owned assets and known development only (see
page 12).  No speculative acquisitions or other
developments have been included in the calculation.

Dallas proceeds used to fund additional development.

  *Portfolio property NOI growth

 **BDN Core + Cira Centre + Radnor Financial Center lease-up + in process BDN development

***BDN Entire Portfolio combined with PP Pro Forma Core + known incremental PP development

Credit ratings affirmed

Moody’s

“ Moody’s Investors Service has affirmed the Baa3 senior unsecured debt rating of Brandywine. . . “

“. . . the Prentiss transaction will bring increased size and geographic diversity to Brandywine. . .”

“. . . a large portion of the acquired assets are in Washington D.C., a market familiar to Brandywine, and the transaction should boost Brandywine’s market leadership.”

S&P

“ On Oct. 3, 2005, Standard & Poor’s Ratings Services affirmed its ratings of Brandywine Realty Trust Inc.”

“ This leverage neutral transaction will materially broaden Brandywine’s operating platform and tenant base.”

“Brandywine intends to finance the $2.5 billion purchase price in a manner that will preserve appropriate credit metrics for the rating.”

Fitch

“Fitch Ratings views Brandywine Realty Trust’s expected acquisition of approximately 77% of the assets of Prentiss Properties
Trust as a credit positive for Brandywine.”

“The acquisition of the Prentiss assets will materially add to the geographic diversification of BDN’s portfolio.”

“ Fitch also anticipates that BDN’s expected size will enhance its access to capital and potentially lower its financing costs.”

Pro forma credit statistics

Total debt / gross assets

51.1%

EBITDA/Interest expense

2.53x

EBITDA/Interest expense + preferred distributions

2.41x